Filed by KapStone Paper and Packaging Corporation

(SEC File No. 001-33494) pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Filer:  KapStone Paper and Packaging Corporation

Subject Company: KapStone Paper and Packaging Corporation

(SEC File No. 001-33494)

Date: March 22, 2018

Information Regarding Retention Bonus Agreements and Other Benefit Arrangements

The following is a set of questions and answers (Q&As) regarding the potential impact of the transaction on certain compensation and benefit arrangements applicable to certain KapStone employees. Please note that these Q&As are a summary only of the potential impact of the transaction on matters pertaining to such arrangements.

Although every effort has been made to ensure the accuracy of the information below, the terms and conditions of the applicable plan, program or agreement, including the merger agreement entered into between KapStone and WestRock, will be controlling in the event of any dispute or any difference between the information in this document and what is provided in such plan, program or agreement.

Q-1. At closing, will I be considered a WestRock employee?

A-1. At the time of the closing, you will remain employed by your current employer (for example, KapStone or Victory), which will become a part of the WestRock group upon closing.

Q-2. I have received a retention bonus agreement. Does that mean that WestRock intends to terminate my employment after closing?

A-2. Retention bonus agreements are offered for retention purposes only and are not indicative of WestRock’s plans with respect to the employment of any individuals following the closing.

Severance Eligibility

Q-3. What severance policy will apply after closing?

A-3. For a period of one year following the closing, WestRock has agreed to provide certain minimum severance protections to employees in grade ranges 6 through 18 who were hired by KapStone and its affiliates on or before January 29, 2018. If you meet these criteria and experience a qualifying termination of employment during the one-year period following the closing, you will be eligible to receive a severance payment that is no less than the amount specified in the following table.

Grade Range	Minimum Severance
6–9	4 weeks’ base salary
10–12	6 weeks’ base salary
13–15	8 weeks’ base salary

16–18	15 weeks’ base salary

If you are eligible for a greater amount of severance under KapStone’s severance policy due to the length of your service (one week per year of service), you will continue to be eligible for such greater amount because WestRock has agreed to honor pre-closing service with KapStone for severance purposes. Following the one-year period after closing, your accrued service will continue to be credited, but it will be applied under WestRock’s severance policy, which may use a different formula for determining severance benefits. Additionally, during the one-year period following the closing, you will be eligible for three months of COBRA continuation after a qualifying termination.

If you have received a retention bonus agreement, you will not receive severance (including under the minimum protections) if your termination of employment occurs on or prior to the date you receive your retention bonus.

As described in Q&A-11 below, in addition to these minimum severance protections, WestRock has also agreed to certain terms regarding accelerated vesting of options and certain RSUs upon a qualifying termination of employment after closing. These equity vesting protections will apply to a qualifying termination at any time after closing, even beyond one year after closing.

Q-4. Is severance calculated based on my salary at the time I exit the company?

A-4. If you are entitled to severance payments upon a qualifying termination of employment within one year following the closing, the amount will be based on your base salary at the time of your termination of employment.

Q-5. Will severance be paid in a lump sum or on the regular payroll schedule?

A-5. WestRock will determine the form in which severance will be paid after closing.

Q-6. If I am a sales representative and not associated with a grade, is there a minimum amount of severance that I will be eligible for?

A-6. If your employment is terminated within one year following the closing, you will be eligible to receive at least the same severance benefits as you would have received under the KapStone severance policy in which you were eligible to participate immediately prior to the closing.

Retention Bonus Agreement

Q-7. I was offered a retention bonus that may be paid in lieu of severance. If WestRock terminates my employment, am I eligible for severance?

A-7. If your employment is terminated without “cause” or your resign for “good reason” (each as defined in your retention bonus agreement) and such termination or resignation occurs after the closing but on or before the date on which you have received your retention bonus (i.e., the later of (i) three months after the closing date of the transaction and (ii) December 31, 2018), you will be eligible to receive your retention bonus. However, the payment of your retention bonus will be in lieu of any other cash severance payment you would have otherwise been entitled to receive (though you will remain eligible to receive three months of subsidized COBRA continuation coverage).

If your employment is terminated without “cause” or you resign for “good reason” after you have already received your retention bonus, you will be eligible for severance in accordance with the terms discussed in Q&A-3.

Release

Q-8. I received a retention bonus agreement, and I was provided with two documents to sign (the bonus agreement and a release). When do I sign each document?

A-9. You may sign your bonus agreement as soon as you have had a chance to review and consider the agreement. The release attached as Exhibit A to your bonus agreement was included for informational purposes only. If your employment with WestRock is terminated under circumstances that would entitle you to receive a retention bonus, you will be provided with the release again. You would then have 45 days from your receipt of the release to sign and return the release, in which case, you will receive your payment following the date the release becomes irrevocable.

Q-9. Will signing the release bar me from future claims for cash severance?

A-9. Yes. By signing the release, you are forfeiting your rights to bring any future claims for cash severance.

Q-10. If I sign the release, am I restricted from working for a competitor of the WestRock group?

A-10. The release language does not prevent you from working for a competitor, but it does restrict your ability to solicit employees and customers of the WestRock group for six months following the date of your termination of employment.

Equity Vesting

Q-11. What happens to my unvested options and RSUs upon a termination of my employment following the closing?

A-11. Employees who are terminated without “cause” or resign their employment for “good reason” after closing will have their unvested options and RSUs (other than their 2018 RSU grants) immediately vest in full as of the date of termination. For any RSUs granted in 2018, two-thirds of the award would automatically vest upon the award holder’s termination without “cause” or resignation for “good reason” after closing, and the remainder would be forfeited. These automatic vesting provisions will apply indefinitely after closing and are not subject to a limited duration protection period. The 2018 grants will also include the retirement-related vesting provisions included in past KapStone grants.

Q-12. If I retire before WestRock terminates my employment, will my unvested options and RSUs become vested?

A-13. If you voluntarily resign from employment for any reason that is not considered “good reason” under the terms of the applicable equity award agreement and prior to you becoming eligible for retirement (i.e., age 65), you will forfeit your unvested options and RSUs. However, once you reach the age of 65, your unvested options and RSUs will immediately vest upon your retirement.

Unemployment

Q-14. Will I be eligible to receive unemployment benefits while I am receiving severance payments?

A-14. Eligibility for unemployment benefits is determined on a state-by-state basis in accordance with local law. Contact your state’s unemployment office for more information.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication is being filed in respect of the proposed merger transaction involving KapStone Paper and Packaging Corporation, (“KapStone”), WestRock Company (“WestRock”), Whiskey Holdco, Inc. (“Holdco”), Kola Merger Sub, Inc. (“Company Merger Sub”), and Whiskey Merger Sub, Inc. (“Parent Merger Sub”). The proposed merger will be submitted to the stockholders of KapStone for their consideration. In connection therewith, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, which will include a document that serves as a prospectus with respect to the shares that may be issued by Holdco in the proposed merger and a proxy statement of KapStone (the “proxy statement/prospectus”) and will be mailed to KapStone stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the registration statement and the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of KapStone, WestRock and Holdco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by WestRock will be available free of charge on WestRock’s website at www.westrock.com or by contacting James Armstrong, WestRock’s Vice President – Investor Relations, at (470) 328-6327. Copies of the documents filed with the SEC by KapStone will be available free of charge on KapStone’s website at www.kapstonepaper.com under the heading “SEC Filings” within the “Investors” section of KapStone’s website or by contacting Andrea K. Tarbox, KapStone’s Executive Vice President and Chief Financial Officer, at (847) 239-8812.

Participants in the Solicitation

KapStone, WestRock, their respective directors and executive officers, certain other members of KapStone’s and WestRock’s respective management and certain of KapStone’s and WestRock’s respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of KapStone is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 23, 2018, and information about the directors and executive officers of WestRock is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on December 19, 2017, and its annual report on Form 10-K for the fiscal year ended September 30, 2017, which was filed with the SEC on November 20, 2017.  Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Except for historical information, the matters discussed in this communication are forward-looking statements subject to certain risks and uncertainties. Forward-looking statements can often be identified by words such as “may,” “will,” “should,” “would,’ “expect,” “project,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “potential,” “outlook,” or “continue,” the negative of these terms or other similar expressions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of KapStone and WestRock to receive the required regulatory approvals for the proposed acquisition of KapStone and WestRock (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of KapStone’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of WestRock’s or KapStone’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Holdco shares that may be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of KapStone’s operations with those of WestRock will be greater than expected; the outcome of legally required consultation with employees or other employee representatives; and the ability of KapStone and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of WestRock and KapStone on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the companies assume no obligation to update any forward-looking statement.